

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Vyacheslav Semenets
President, Treasurer, Secretary and Director
Green Supplements Online Inc.
112 N. Curry Street
Carson City, NV 89703

> **Re:** **Green Supplements Online Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2013**
> **File No. 333-189909**

Dear Mr. Semenets:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on our review of your disclosure, it appears to us that you are a "shell company," as defined in Rule 12b-2 of the Securities Exchange Act of 1934. If you agree with this conclusion, you should note your shell company status in your registration statement wherever appropriate and you should check the applicable box in the periodic filings you will make in the future. If you disagree, please provide us with an explanation of why you feel you do not qualify for shell company status at this time.

2. Throughout the prospectus you refer to your Board of Director or your management. As your Board and your management consists only of Mr. Semenets please replace these terms by referring to Mr. Semenets individually. For example, on page 3 you state that the offering period is at the sole determination of the Board of Directors, on page 6 you state that the present management owns a majority of the outstanding common stock and

on page 9 you refer to circumstances that could divert the attention of management. Please replace these terms throughout the prospectus by referring to Mr. Semenets.

Prospectus Summary, page 3

3. We note your disclosure on page 10 that your sole officer and director will offer shares of your common stock to his friends, family members and business associates. If this is so, please include a statement to that effect in this summary.

Risk Factors
General

4. Please include a risk factor discussing how Mr. Semenets' location in Thailand may present risks and challenges to the registrant as the company has no employees and Mr. Semenets intends that the registrant will operate initially in North America. If these circumstances will not create a challenge to the execution of the registrant's business plan then the registrant should provide additional disclosure explaining what specific value-generating operations the registrant will engage in and how sole director will facilitate and monitor the execution of these value-generating operating activities remotely.

5. Please include a separate risk factor addressing the additional disadvantages to purchasers because of the lack of underwriter participation. Specifically explain the underwriter's due diligence activities that would have occurred if an underwriter had been involved such as investigating the company, verifying the accuracy of the disclosure and assisting the registrant in setting the offering price.

6. Please include a risk factor that relates to the material risk presented by Mr. Semenets' relative inexperience in the nutrition industry, including that his only direct experience working in this industry comprised less than two years and that he has never apparently worked in this industry in the United States.

7. Pursuant to Item 503(c) of Regulation S-K, the sub-caption of each risk factor must adequately summarize the risk described in the body. Please revise the sub-captions of the three risk factors at the bottom of page 7 to comply with this rule.

"We are solely dependent upon the funds to be raised in this offering to start our business . . .," page 5

8. Please amend this risk factor to clarify, if true, that the full proceeds of $100,000 you hope to generate from this offering may not be enough to achieve sufficient revenue or profitable operations.

<u>We are a development-stage company and have commenced limited operations in our business . . .," page 5</u>

9. You state in this risk factor that you have commenced "limited business operations." Here, and wherever else applicable in your registration statement, explain in detail what these limited operations have consisted of and the amount you have expended to date on them.

<u>"Governmental regulations may prevent or delay entry into a market . . .," page 6</u>

10. Please include in this risk factor a brief description of the governmental regulations that you believe may be most material to your operations.

<u>"Because our current President has other business interests . . .," page 6</u>

11. Please describe in this risk factor and in your disclosure on page 21 the other business interests your sole officer and director is engaged in.

<u>"If Vyachelslav Semenets, our sole officer and director, should resign or die . . .," page 7</u>

12. Please revise this risk factor to clarify that, as Mr. Semenets is your sole director, if he should die there will be no one to appoint a new executive officer and in that event you will have no alternative but to cease operations.

<u>"Foreign supply," page 7</u>

13. Please reconcile the disclosure you are providing in this risk factor with that elsewhere in your registration statement describing your agreement with TRU Brands LLC to act as your supplier. If you will indeed require supplies to be obtained internationally, you should include in this risk factor the types of supplies you intend to procure that way and the names of the country or countries where you intend to purchase them.

<u>"We may in the future issue additional shares of common stock . . .," page 8</u>

14. This risk factor is duplicative of the second one on this page. Please condense them into a single risk factor.

<u>"We are an 'emerging growth company,' . . .," page 9</u>

15. Please include in this risk factor the circumstances under which you may lose emerging growth company status.

<u>"If the products we sell do not have the healthful effects intended . . .," page 9</u>

16. Please include examples of the ingredients or combination of ingredients you intend to utilize in developing your products.

<u>"Competitors with more resources may force us out of business," page 10</u>

17. Please include examples of your expected competitors and the products that you believe may be competitive with yours in this risk factor.

<u>"The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15g-9 . . .," page 10</u>

18. Please include the definition of "penny stock" in Rule 15g-9 in this risk factor.

<u>"We will incur ongoing costs and expenses for SEC reporting and compliance . . .," page 11</u>

19. Please include in this risk factor an approximation of the amount of funds your sole officer and director may loan to you in order to complete the registration process, and note that he has no formal commitment, arrangement or legal obligation to make any such loan.

<u>"We lack a public market for shares of our common stock . . .," page 11</u>

20. This risk factor is duplicative of the one at the top of this page. Please condense them into a single risk factor.

<u>Management's Discussion and Analysis or Plan of Operation</u>
<u>Agreement with Green Medicine Inc., page 15</u>

21. You state here that Green Medicine will not manufacture your products, but on page 3 you state that this company will act as your manufacturer. Please amend your disclosure to resolve this discrepancy.

<u>Significant Accounting Policies</u>
<u>Income Taxes, page 17</u>

22. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Description of Business, Page 18

23. In the first sentence of this section you state that Green Supplements Online Inc. started operations in the nutrition and dietary supply business on January 10, 2013. Please revise this statement to state that you incorporated on January 10, 2013 and intend to begin operations in the nutritional and dietary supply business.

24. Please further describe the "line of nutrition and dietary products" that you intend to market and please clarify whether these products will be unique proprietary products manufactured to your specifications or will be standard non-proprietary supplements and other products that contain your label.

25. We also note that have a verbal agreement with TRU Brands LLC to manufacture and label your products. Please provide more detailed information as to what TRU Brands LLC has obligated itself to do on your behalf and how you will compensate them. If you enter into a material manufacturing or supply agreement with TRU Brands LLC please promptly file it as an exhibit either to the registration statement or to the first periodic report you file after entering into the agreement.

26. Please disclose the location, history, past and present business and the management of TRU Brands LLC and explain how you were introduced to TRU Brands LLC.

27. We note that you have engaged Green Medicine Inc. to distribute your product. Please provide information as to the location, history, management and the past and present business of Green Medicine Inc. If there is any affiliation between Green Medicine and the company please provide appropriate disclosure. Otherwise, please disclose how you were introduced to Green Medicine.

Directors, Executive Officers, Promoter and Control Persons, page 20

28. Please amend your disclosure to provide the total business experience of your sole officer and director over the last five years. We refer you to Item 401(e) of Regulation S-K.

29. Please eliminate the last paragraph of this section as Mr. Semenets apparently was not selected as a director but became the sole director when he incorporated the company.

Index to Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-6

30. Please revise your accounting policy to illustrate how it complies fully with SAB Topic 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Scott Doney, Esq.
         3273 E. Warm Springs Rd.
         Las Vegas, NV 89120